SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             James River Coal Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    470355207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                              Pirate Capital LLC 200
                          Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

__________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      470355207              SCHEDULE 13D/A       PAGE 2 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    912,542
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                         2,435,000 (including options to purchase up to 400,000
			shares of Common Stock)
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             2,435,000 (including options to purchase up to 400,000 shares of
		       Common Stock)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.       470355207             SCHEDULE 13D/A       PAGE 3 OF 7 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                         1,522,458 (including options to purchase up to 400,000
			shares of Common Stock)
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    912,542
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                              2,435,000 (including options to purchase up to 400,000 shares of Common Stock)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                2,435,000 (including options to purchase up to 400,000 shares of Common Stock)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.      470355207              SCHEDULE 13D/A       PAGE 4 OF 7 PAGES
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The Schedule 13D filed on November 17, 2005 by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares ("Shares") of common stock, $0.01 par value, of James River Coal (the "Issuer"), as amended by Amendment No. 1 filed on December 15, 2005, Amendment No. 2 filed on December 29, 2005, Amendment No. 3 filed on January 19, 2006, Amendment No. 4 filed on February 2, 2006 is hereby amended as set forth by this Amendment No. 5. The principal executive office of the Issuer is located at 901 East Byrd
Street, Suite 1600, Richmond, Virginia 23219.

ITEM 2.           IDENTITY AND BACKGROUND

        Paragraphs (a), (b), (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated as follows:

         This statement is filed by the Reporting Persons. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson is the sole Member and Managing Member of Pirate Capital LLC and a citizen of the United States and has a principal business address at 200 Connecticut Avenue, 4th Floor, Norwalk, CT 06854. Each of the Reporting Persons is deemed to be the beneficial owner of the shares of Common Stock (the "Shares"), which are held by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Mint Master Fund Ltd and Jolly Roger Activist Portfolio Company LTD (collectively, the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended and restated as follows:

         Funds for the purchase of the Shares were derived from available capital of the Holders. A total of approximately $81,449,661 was paid to acquire the Shares (not including the options to purchase 400,000 shares of Common Stock).


Item 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On February 10, 2006 Pirate Capital LLC sent a letter to the Issuer
(the "Letter") demanding that the Board (i) retain an investment banking firm to pursue strategic alternatives, including the potential sale of the Company and (ii) redeem the shareholder rights plan effective by March 15, 2006. A copy of the Letter is attached hereto as Exhibit 1 and incorporated herein by reference.




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CUSIP NO.      470355207              SCHEDULE 13D/A       PAGE 5 OF 7 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

         Paragraphs (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

  	(b) Pirate Capital LLC has voting power with respect to 912,542 of the Shares and dispositive power with respect to 2,435,000 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 1,522,458 of the Shares and shared voting power with respect to 912,542 of the Shares and shared dispositive power with respect to 2,435,000 of the Shares.

	The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 16,788,380 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended
September 30, 2005.


Item 7. MATERIAL TO BE FILED AS EXHIBITS

1.   Letter from the Reporting Persons to the Issuer.




 SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Portfolio Manager

                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.

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CUSIP NO.      470355207             SCHEDULE 13D/A         PAGE 6 OF 7 PAGES
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Exhibit 1

February 10, 2006


VIA FACSIMILE AND OVERNIGHT COURIER

The Board of Directors
James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, Virginia 23219


Dear Board Member:

	Pirate Capital, an investment management firm with a focus on long-term value investing, owns on behalf of affiliated entities a 14.5% interest in James River Coal Company ("James River" or the "Company").
We have become increasingly concerned that James River's valuation is being discounted relative to its peers - a discrepancy we attribute to management's failure to articulate to the investment community a cohesive operational and financial strategy, together with its demonstrated inability to meet earnings consensus. This financial underperformance has led the rating agencies to lower credit ratings on the Company's senior notes to a precarious CCC+/B3. We attribute these missteps to CEO Peter Socha's lack of operating experience within the coal industry and to the Company's lack of a CFO. This inexperience amongst the senior management team has become abundantly clear in listening to the Company's quarterly conference calls which can at best be described as a "free-for-all". Such calls have been conducted without prepared opening remarks and throughout the "question and answer" session management has continually been incapable of effectively addressing basic investor questions and concerns.

	We are outraged that the Board of Directors (the "Board") has sat silent in the wake of the Company's gross mismanagement, while receiving egregious compensation packages under the Company's 2004 Equity Incentive Plan. Additionally, we continue to be discouraged with the Company's archaic corporate governance policies, including the Company's shareholder rights plan which promotes board entrenchment and discourages the maximization of shareholder value.

	Following the Company's emergence from Chapter 11, we entered our investment in the Company with the view that both management and the Board deserved ample opportunity to return the Company to financial prosperity and outline to investors a strategic plan to grow the Company and create shareholder value. We are now convinced that the Company's senior management team is simply not up to the task of achieving such goals. As a result, we demand that (i) the Board immediately retain an investment banking firm to pursue strategic alternatives, including the potential sale of the Company and (ii) immediately redeem the shareholder rights plan effective no later than March 15, 2006.

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CUSIP NO.      470355207             SCHEDULE 13D/A         PAGE 7 OF 7 PAGES
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	Pirate Capital has had significant discussions with investment bankers and is highly confident that there are a number of strategic buyers that would be interested in purchasing the Company at a substantial premium to the current stock price. We have been advised that such a strategic transaction could provide existing James River investors an opportunity to participate in the upside of a more diversified operator with a stronger balance sheet and just as importantly, a deeper and stronger management team better positioned to derive value from James River's assets.

	Should the Board fail to meet Pirate Capital's demands, it is our intention to provide the requisite advance notice to the Company of our intention to solicit proxies to elect a slate of directors to gain control of the Board at the Company's next annual meeting.


						Sincerely,

						Pirate Capital LLC

						By:  /s/Stephen E. Loukas
						      Name:  Stephen E. Loukas